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12012692

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED MAR - 1 2012 WASH., D.C. SEC SECTION

SEC FILE NUMBER
8-65509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cowen Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phongsy Khowong 646-562-1772
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *of individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cowen Capital LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES R. SIMMONS
Notary Public, State of New York
No. 4771240
Certified in Nassau County
Commission Expires 1/29/13

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Under Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

[redacted]

Cowen Capital LLC

(Formerly known as Labranche Capital, LLC)

Statement of Financial Condition

December 31, 2011

Cowen Capital LLC
(Formerly known as Labranche Capital, LLC)
Index
December 31, 2011

pwc

Report of Independent Auditors

To the Member and Board of Directors of
Cowen Capital LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Cowen Capital LLC (the "Company") at December 31, 2011, consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 29, 2012

Cowen Capital LLC
(Formerly known as Labranche Capital, LLC)
Statement of Financial Condition
December 31, 2011

(in thousands)

Assets		
Cash and cash equivalents	$	11,604
Cash and securities segregated under federal and other regulations		67
Receivables from brokers, dealers and clearing brokers		513
Securities owned, at fair value		2,370
Due from related parties		1,706
Other assets		729
Total assets	$	16,989
Liabilities and Member's Equity		
Liabilities		
Due to related parties	$	1,948
Accounts payable, accrued expenses and other liabilities		201
Total liabilities		2,149
Member's equity		14,840
Total liabilities and member's equity	$	16,989

The accompanying notes are an integral part of this financial statement.

1. Organization and Basis of Presentation

Cowen Capital LLC (formerly known as LaBranche Capital, LLC) (the "Company" or "Cowen") is a registered broker-dealer and Financial Industry Regulatory Authority ("FINRA") member firm. The Company operated as a market-maker in options and Exchange Traded Funds ("ETF's"), engaged in hedging activities related to its market-making operations and conducted principal trading activities in options, ETF's, structured notes, foreign currency securities and futures. The Company provided securities execution and brokerage services to institutional investors and professional traders. The Company, a Delaware single member limited liability corporation is a wholly owned subsidiary of Cowen Structured Holdings Inc. ("CSHIC"), which is a wholly owned subsidiary of Cowen Structured Holdings LLC ("CSHLC"), which is a wholly owned subsidiary of Cowen Group, Inc. ("CGI" or "Parent").

On June 28, 2011, CGI merged with LaBranche & Co ("Labranche") in a stock for stock merger transaction. LaBranche shareholders received a fixed ratio of 0.9980 of a share of Cowen Class A common stock for each outstanding share of LaBranche common stock. LaBranche Capital, LLC ("LCAP"), a wholly owned subsidiary of Labranche, now a wholly owned subsidiary of CGI was renamed "Cowen Capital LLC" following the acquisition. In the last quarter of 2011, Management decided to change the direction of the business activities in the company and shift the focus to electronic trading execution, see below.

In January 2012, CGI entered into a definitive agreement to acquire Algorithmic Trading Management, LLC ("ATM"), a provider of global, multi-asset class algorithmic execution trading models. The transaction, which is subject to certain regulatory approvals and customary closing conditions, is expected to close in 2012. The ATM business is expected to become a part of the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash held on deposit. Cash is primarily concentrated in one financial institution.

Securities Transactions
Principal securities transactions were recorded on a trade date basis. Customer securities transactions were recorded on a settlement date basis. Equity securities were reflected at fair value. The fair value for equity securities was based on the closing price posted on the primary exchange on which it was traded.

Exchange Membership
The exchange memberships owned by the Company are carried at cost. In accordance with Accounting Standards Codification ("ASC") 940-340, exchange memberships owned by the Company are originally carried at cost or, if an other-than-temporary impairment in value has occurred, at adjusted cost. In determining whether an other-than-temporary decline in value has occurred, the Company uses ASC 320, ASC 958 and Section M of Topic 5 of the SEC Staff Accounting Bulletin series ("SAB No. 59") as analogous guidance. As part of its assessment of the other-than-temporary impairment of these assets, management of the Company considered and evaluated various financial and economic factors including recent sales of similar memberships.

Soft Dollar Arrangements
The Company permitted certain institutional customers the option of designating their trades as "soft dollar" trades. The customers earned "soft dollar" credits at a pre-determined rate on the soft dollar gross commissions. These credits were used by the customer to pay for acceptable products and services provided by third parties. As of December 31, 2011, the Company has an accrued soft dollar credit of approximately $0.04 million which is included in account payable, accrued expenses and other liabilities in the statement of financial condition.

Income Taxes
The Company is included in the consolidated federal and combined state and local tax returns filed by CGI, which includes CSHLC as a subsidiary. Pursuant to the tax sharing agreement with CSHLC, the Company determines its income tax on a separate company basis.

The Company accounts for income taxes in accordance with ASC 740 which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC 740. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted ASC 740 effective January 1, 2007. The Company is subject to income tax examinations by major taxing authorities for all tax years since 2008. Please refer to Note 9, "Income Taxes" for additional information and disclosures.

CGI and CSHLC file their income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Accounting Developments
In December 2011, the Financial Accounting Standard Board ("FASB") issued amended guidance which will enhance disclosures required by GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In May 2011, the FASB issued guidance that changes the wording used to describe many of the requirements of GAAP for measuring the fair value and for disclosing information about fair value measurements. The guidance is effective prospectively for interim and annual periods beginning after December 15, 2011. Certain of the amendments could change how the fair value measurement guidance is applied including provisions related to highest and best use and valuation premise for nonfinancial assets, application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk, premiums or discounts in fair value measurement, fair value of an instrument classified in a reporting entity's shareholders' equity, and additional disclosure requirements about fair value measurements. The Company is currently assessing the impact of this guidance on financial statements.

3. Cash and Securities Segregated Under Federal and Other Regulations

Cash of $0.07 million has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

4. Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standards also establish a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

Level 1 Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2 Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.

Level 3 Valuation inputs are unobservable and significant to the fair value measurement.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Equity Securities
Equity securities are valued based on quoted market prices. Equity securities that trade in active markets are classified within Level 1, and equity securities that trade in inactive markets are classified within Level 2. Equity securities in privately held companies are valued using inputs that are unobservable and significant to the fair value measurement, such as third party transactions in that security, and are classified within Level 3.

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments. In some instances, the Company retains an independent pricing vendor to assist in valuing certain instruments.

The following table summarizes the Company's financial assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2011:

(in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Equity securities	$ 2,370	$ -	$ -	$ 2,370

The Company did not hold Level 3 securities throughout the year and there were no transfers between Level 1 and 2 for the year ended December 31, 2011.

The fair value of the Company's financial securities was determined by the closing price of the primary exchanges and was included in Level 1.

Derivative Trading Activities
The Company entered into various transactions involving derivatives and off balance sheet financial instruments. These financial instruments included forwards and foreign exchange contracts, exchange traded and over-the-counter options, and swaps. Derivative transactions were entered into for trading purposes.

The Company purchased and sold futures, options, the stocks underlying certain ETF and options positions, U.S. Government securities and foreign currencies in an attempt to hedge market and foreign currency risk. The Company's aggregate risk in options, futures and ETF's trading and all significant trading strategies and positions were closely monitored.

5. Regulatory Reporting

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2011, the Company's regulatory net capital of $11.9 million exceeded the minimum requirement by $10.9 million.

The Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 3, 2012, to comply with its December 31, 2011 requirement, cash in the amount of $0.07 million has been segregated in a special reserve account for the exclusive benefit of customers exceeding actual requirements by $0.03 million in accordance with SEC Rule 15c3-3.

6. Receivable From and Payable to Brokers, Dealers, and Clearing Brokers

The receivable from brokers, dealers, and clearing brokers and payable to broker dealers arise in the ordinary course of business and were pursuant to clearing agreements with the various clearing firms.

7. Related-Party Transactions

The Company is involved in significant transactions, and has significant related party balances with affiliates. The following table sets forth the Company's related party assets and liabilities as of December 31, 2011:

(in thousands)

Assets		
Due from related parties	$	1,706
Liabilities		
Due to related parties	$	1,948

8. Commitments and Contingencies

Litigation

In the ordinary course of business, the Company and its affiliates and subsidiaries and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Company and Related Parties) are named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

In accordance with GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserves for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither reserves nor disclosure is required for losses that are deemed remote.

The Company has evaluated all litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

Commitments
The Company has entered into a long-term agreement with a vendor for information technology services which expires March 31, 2012 providing for minimum monthly payments of $0.08 million.

9. Income Taxes

As a single member limited liability company, the Company is a disregarded entity for U.S. tax purposes and includes the results of its operations in CGI's consolidated tax return. The Company has a formal tax sharing agreement with CSHLC, which is a subsidiary in CGI's consolidated tax return, and computes its taxes on a stand-alone basis. Pursuant to this agreement, the Company does not receive a benefit for its losses until they can be utilized on a separate company basis.

The net change in valuation allowance for deferred tax assets was an increase of approximately $5.3 million, which was primarily related to the change in net operating loss carry forwards. A majority of the deferred tax assets of approximately $30.5 million was related to net operating loss carry forwards on a separate company basis. The deferred tax liabilities primarily related to unrecognized gain on proprietary trading positions. Deferred tax assets have been offset by a valuation allowance to the extent of deferred tax liabilities. The following table presents the components of the Company's deferred tax assets and liabilities:

(in thousands)

Deferred Tax Assets, net	
Net operating loss	$ 30,458
Other	43
Total deferred tax assets	30,501
Valuation allowance	(29,530)
Deferred tax assets, net of valuation allowance	971
Deferred Tax Liabilities	
Other	(971)
Total deferred tax liabilities	(971)
Deferred tax assets, net of deferred tax liabilities	$ -

The actual tax benefit differs from the expected income tax benefit, computed at the U.S. statutory rate of 35%, due to state and local taxes and an increase to the valuation allowance.

As of December 31, 2011, the Company had net operating loss carryforwards for U.S. tax purposes of approximately $76.1 million, which will expire between 2028 and 2031.

The Company was a member of the CGI consolidated federal tax return starting from the end of the second quarter of 2011 and of the CSHLC consolidated federal tax return previously. The Company was a member of the CSHLC combined state and local tax returns for all tax years. As a member of these consolidated or combined tax returns, the Company is subject to examination by the Internal Revenue Service and various state and local tax authorities where the Company had significant operations, such as New York, for tax years beginning from 2008. Currently, the Company or its consolidated or combined tax groups are not undergoing any examinations by taxing authority for any open tax years. CSHLC recently concluded an audit by New York State for tax years 2007 to 2009 that resulted in a minimal increase to the Company's New York State tax liability for these years.

The Company adopted the accounting guidance for accounting for uncertainty in income taxes as of January 1, 2007. This guidance clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. The Company does not have any uncertain tax positions recorded for the year ended December 31, 2011.

10. Off-Balance Sheet Risk

Pursuant to clearance agreements, the Company introduced all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions were carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and its clearing brokers monitored collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $0.1 million which is included in receivables from brokers, dealers and clearing brokers in the statement of financial condition.

11. Subsequent Events

In January 2012, CGI entered into a definitive agreement to acquire Algorithmic Trading Management, LLC ("ATM"), a provider of global, multi-asset class algorithmic execution trading models. The transaction, which is subject to certain regulatory approvals and customary closing conditions, is expected to close by the end of the first quarter or early second quarter of 2012. The ATM business is expected to become a part of the Company.

The Company has evaluated events through February 29, 2012 and has determined that there were no additional subsequent events requiring adjustment or disclosure to the financial statements.